FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2021

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

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AstraZeneca PLC

INDEX TO EXHIBITS

1.
Lynparza PROpel trial meets primary endpoint

This announcement contains inside information

24 September 2021 07:00 BST

Lynparza in combination with abiraterone significantly delayed disease progression in all-comers in PROpel Phase III trial in
1st-line metastatic castration-resistant prostate cancer

First PARP inhibitor to demonstrate clinical benefit in
combination with a new hormonal agent in this setting

Positive high-level results from the PROpel Phase III trial showed AstraZeneca and MSD's Lynparza (olaparib) in combination with abiraterone demonstrated a statistically significant and clinically meaningful improvement in radiographic progression-free survival (rPFS) versus standard-of-care abiraterone as a 1st-line treatment for men with metastatic castration-resistant prostate cancer (mCRPC) with or without homologous recombination repair (HRR) gene mutations.

At a planned interim analysis, the Independent Data Monitoring Committee (IDMC) concluded that the trial met the primary endpoint of rPFS in men with mCRPC who had not received treatment in the 1st-line setting including with new hormonal agents (NHAs) or chemotherapy.

The trial also showed a trend at this interim analysis towards improved overall survival (OS). However, the data are still immature and the trial will continue to assess OS as a key secondary endpoint. The safety and tolerability were consistent with the known profiles of each medicine.

Prostate cancer is the second-most common cancer in men and despite an increase in the number of available treatments for men with mCRPC, five-year survival remains low.1

Susan Galbraith, Executive Vice President, Oncology R&D, said: "Today, men with metastatic castration-resistant prostate cancer have limited options in the 1st-line setting, and sadly often the disease progresses after initial treatment with current standards of care. These exciting results demonstrate the potential for Lynparza with abiraterone to become a new 1st-line option for patients regardless of their biomarker status and reach a broad population of patients living with this aggressive disease. We look forward to discussing the results with global health authorities as soon as possible."

Roy Baynes, Senior Vice President and Head of Global Clinical Development, Chief Medical Officer, MSD Research Laboratories, said: "We are encouraged by the PROpel results and the clinical benefit Lynparza in combination with abiraterone demonstrated versus abiraterone alone as a 1st-line treatment option for men with metastatic castration-resistant prostate cancer. Today's results build on MSD and AstraZeneca's commitment to bring Lynparza earlier in lines of treatment and to more patients with advanced prostate cancer."

The data will be presented at an upcoming medical meeting.

Metastatic castration-resistant prostate cancer
Metastatic prostate cancer is associated with a significant mortality rate.2 Development of prostate cancer is often driven by male sex hormones called androgens, including testosterone.3

In patients with mCRPC, their prostate cancer grows and spreads to other parts of the body despite the use of androgen-deprivation therapy to block the action of male sex hormones.3 Approximately 10-20% of men with advanced prostate cancer will develop CRPC within five years, and at least 84% of these men will have metastases at the time of CRPC diagnosis.4

Of men with no metastases at CRPC diagnosis, 33% are likely to develop metastases within two years.4 Despite advances in treatment for men with mCRPC, five-year survival is low and extending survival remains a key treatment goal.4

PROpel
PROpel is a randomised, double-blind, multi-centre Phase III trial testing the efficacy, safety, and tolerability of Lynparza versus placebo when given in addition to abiraterone in men with mCRPC who had not received prior chemotherapy or NHAs in the 1st-line setting. Men in both treatment groups will also receive either prednisone or prednisolone twice daily. The primary endpoint is rPFS and secondary endpoints include OS and time to first subsequent anticancer therapy or death.

The trial enrolled men with or without HRR gene mutations. They may have previously been treated with docetaxel at a prior stage of disease. The trial excluded men with prior treatment with abiraterone. Treatment with any other NHA must have been stopped one year or longer prior to randomisation.

Men must have had a performance status of 0-1 as defined by the Eastern Cooperative Oncology Group (ECOG) criteria and be a candidate for abiraterone treatment with documented evidence of progressive disease.

Preclinical trials in prostate cancer report a combined anti-tumour effect when PARP inhibitors and NHAs are administered together. PARP-1 is involved in the co-regulation of the androgen-receptor (AR) pathway, potentially leading to cooperation between PARP inhibitors and NHAs in blocking AR signalling.5

PARP inhibition plus androgen deprivation could significantly reduce the growth of prostate cancer cells independent of HRR gene status. Other trials revealed that treatment with NHAs inhibit the transcription of some HRR genes, therefore, inducing HRR deficiency and increased sensitivity to PARP inhibitors via non-genetic mechanisms. 6

Lynparza
Lynparza (olaparib) is a first-in-class PARP inhibitor and the first targeted treatment to block DNA damage response (DDR) in cells/tumours harbouring a deficiency in homologous recombination repair (HRR), such as those with mutations in BRCA1 and/or BRCA2, or those where deficiency is induced by other agents (such as NHAs).

Inhibition of PARP with Lynparza leads to the trapping of PARP bound to DNA single-strand breaks, stalling of replication forks, their collapse and the generation of DNA double-strand breaks and cancer cell death. Lynparza is being tested in a range of PARP-dependent tumour types with defects and dependencies in the DDR pathway.

Lynparza is currently approved in a number of countries, including those in the EU, for the maintenance treatment of platinum-sensitive relapsed ovarian cancer. It is approved in the US, the EU, Japan, China, and several other countries as 1st-line maintenance treatment of BRCA-mutated advanced ovarian cancer following response to platinum-based chemotherapy.

It is also approved in the US, EU and Japan as a 1st-line maintenance treatment with bevacizumab for patients with HRD-positive advanced ovarian cancer (BRCAm and/or genomic instability).

Lynparza is approved in the US, Japan, and a number of other countries for germline BRCA-mutated, HER2-negative, metastatic breast cancer, previously treated with chemotherapy; in the EU, this includes locally advanced breast cancer.

It is also approved in the US, the EU, Japan and several other countries for the treatment of germline BRCAm metastatic pancreatic cancer. Lynparza is approved in the US for HRR gene-mutated metastatic castration-resistant prostate cancer (BRCAm and other HRR gene mutations) and in the EU and Japan for BRCAm metastatic castration-resistant prostate cancer.

Regulatory reviews are underway in several countries for ovarian, breast, pancreatic and prostate cancers.

Lynparza, which is being jointly developed and commercialised by AstraZeneca and MSD, has been used to treat over 40,000 patients worldwide. Lynparza has the broadest and most advanced clinical trial development programme of any PARP inhibitor, and AstraZeneca and MSD are working together to understand how it may affect multiple PARP-dependent tumours as a monotherapy and in combination across multiple cancer types.

Lynparza is the foundation of AstraZeneca's industry-leading portfolio of potential new medicines targeting DDR mechanisms in cancer cells.

The AstraZeneca and MSD strategic oncology collaboration
In July 2017, AstraZeneca and Merck & Co., Inc., Kenilworth, NJ, US, known as MSD outside the US and Canada, announced a global strategic oncology collaboration to co-develop and co-commercialise Lynparza, the world's first PARP inhibitor, and Koselugo (selumetinib), a mitogen-activated protein kinase (MEK) inhibitor, for multiple cancer types.

Working together, the companies will develop Lynparza and Koselugo in combination with other potential new medicines and as monotherapies. Independently, the companies will develop Lynparza and Koselugo in combination with their respective PD-L1 and PD-1 medicines.

AstraZeneca in oncology
AstraZeneca is leading a revolution in oncology with the ambition to provide cures for cancer in every form, following the science to understand cancer and all its complexities to discover, develop and deliver life-changing medicines to patients.

The Company's focus is on some of the most challenging cancers. It is through persistent innovation that AstraZeneca has built one of the most diverse portfolios and pipelines in the industry, with the potential to catalyse changes in the practice of medicine and transform the patient experience.

AstraZeneca has the vision to redefine cancer care and, one day, eliminate cancer as a cause of death.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
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References
1. IARC. Cancer Today - Estimated number of new cases in 2020, worldwide, both sexes, all ages. Available at: https://gco.iarc.fr/today/home. Accessed September 2021.
2. Bray et al. Global cancer statistics 2018: GLOBOCAN estimates of incidence and mortality worldwide for 36 cancers in 185 countries. CA: A Cancer Journal for Clinicians. 2018;68(6),pp394-424.
3. Cancer.Net. Treatment of metastatic castration-resistant prostate cancer. Available at: www.cancer.net/research-and-advocacy/asco-care-and-treatment-recommendations-patients/treatment-metastatic-castration-resistant-prostate-cancer. Accessed September 2021.
4. Kirby, M., et al. Characterising the castration-resistant prostate cancer population: a systematic review. International Journal of Clinical Practice, 2021;65(11),pp1180-1192.
5. Schiewer, M., et al. Dual roles of PARP-1 promote cancer growth and progression. Cancer Discov. 2012;2(12),pp 1134-49
6. Polkinghorn, W., et al. Androgen receptor signaling regulates DNA repair in prostate cancers. Cancer Discov. 2013;3(11):1245-53

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 24 September 2021

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary